UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33546
CUSIP NUMBER  619908 30 4
(Check One):   ☒ Form 10-K   ☐  Form 20-F   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended:   December 31, 2007
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TerreStar Corporation
Full Name of Registrant

Former Name if Applicable

12010 Sunset Hills Road, 9th Floor
Address of Principal Executive Office (Street and Number)

Reston, Virginia, 20190
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TerreStar Corporation (the “Company”) represents that it is unable to timely file its Annual Report on Form 10–K (the “2007 10-K”) for the year ended December 31, 2007 without unreasonable effort and expense.  As indicated in its Item 4.02 Form 8-K filed with the SEC on February 21, 2008, the Company and its Audit Committee concluded that the consolidated financial statements of the Company for the year ended December 31, 2006 and the quarters ended September 30, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, need to be restated for the correction of errors resulting from its historical accounting associated with the Exchange Agreement (the “MSV Exchange Agreement”) with SkyTerra Communications, Inc. (“SkyTerra”), which was entered into on May 6, 2006 and consummated on September 25, 2006.  The Company’s effort to finalize its accounting related to the foregoing matters was delayed, thus resulting in a delay in the Company’s ability to file the 2007 10-K by the prescribed filing date.  The Company represents that the 2007 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Neil Hazard	(703)	483-7800
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its 2007 and 2006 financial results will differ from previously issued financial statements as a result of the above restatement described in Part III herein, where the consolidated financial statements of the Company for the year ended December 31, 2006 and the quarters ended September 30, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, need to be restated for the correction of errors resulting from its historical accounting associated with the Exchange Agreement (the “MSV Exchange Agreement”) with SkyTerra Communications, Inc. (“SkyTerra”), which was entered into on May 6, 2006 and consummated on September 25, 2006.

Under the MSV Exchange Agreement, the Company agreed to exchange all of its shares of common stock of Mobile Satellite Ventures GP Inc. (“MSV GP”) and all of its limited partnership interests of Mobile Satellite Ventures LP (“MSV”) for approximately 44.3 million shares of non-voting common stock of SkyTerra in one or more closings pursuant to the MSV Exchange Agreement.  As part of the exchange, the Company agreed to use its commercially reasonable efforts to distribute 25.5 million SkyTerra shares to its common stockholders. To date, the Company has been unable to distribute these shares to its stockholders because of questions surrounding its Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”).  Until such time as the Series A Preferred is no longer outstanding or questions regarding the Series A Preferred have been resolved, the Company is unable to pay the Dividend.  These facts have previously been disclosed in the Company’s public filings referred to above.  After discussions with the Company’s Audit Committee, external auditors and the staff (the “Staff”) of the Securities and Exchange Commission, the Company determined that it should have recorded a liability for this dividend as of September 30, 2006 and shall continue to record this liability until such time as the Company is able to distribute these shares to its common stockholders.

In addition, the Company also determined, and the Audit Committee approved, that it should have used the historical cost basis of its interests in MSV and MSV GP immediately preceding the exchange to record its Investment in SkyTerra as of September 30, 2006.  The Company’s historical accounting recognized a gain on the exchange which was subsequently written down to below its cost basis as a result of other than temporary impairment charges associated with this investment.

       TerreStar Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2008	By:	/s/ Neil Hazard
Neil Hazard, Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION:  The form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.